Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2006,
Commission file number: 0-15741
AB ELECTROLUX
(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: March 17, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, Date Page 1 of 1
Electrolux nomination committee proposes board members
(ELUX) Representatives of major shareholders have prepared a proposal for election of Board members at the Annual General Meeting that includes re-election of:
•   Peggy Bruzelius
•   Louis R. Hughes
•   Hans Stråberg
•   Caroline Sundevall
•   Barbara Thoralfsson
•   Michael Treschow
•   Marcus Wallenberg
Should the nomination committee add one more candidate for the proposal, the name of such candidate will be communicated prior to the AGM.
Tom Johnstone, Aina Nilsson Ström and Karel Vursteen have declined re-election.
The proposal for election of Board members was prepared by Investor AB (Jacob Wallenberg), Alecta Mutual Pension Insurance (Ramsay J. Brufer), Handelsbanken/SPP (Kjell Norling), Second Swedish National Pension Fund (Carl Rosén) and Michael Treschow, Chairman of AB Electrolux. The proposal will be submitted to the Electrolux Annual General Meeting on April 24, 2006.
The Electrolux Press Hotline is available at +46 8 657 65 07.
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2005, Electrolux had sales of SEK 129 billion and 70,000 employees.